NO ACT

PE
12-31-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005694

February 4, 2011

Richard S. Mattessich
Vice President, Associate General Counsel &
Assistant Corporate Secretary
The Dun & Bradstreet Corporation
103 JFK Parkway
Short Hills, NJ 07078

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-4-11

Re: The Dun & Bradstreet Corporation
Incoming letter dated December 31, 2010

Dear Mr. Mattessich:

This is in response to your letter dated December 31, 2010 concerning the shareholder proposal submitted to D&B by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dun & Bradstreet Corporation
Incoming letter dated December 31, 2010

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that D&B may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that D&B will provide shareholders at D&B's 2011 Annual Meeting with an opportunity to approve amendments to D&B's Restated Certificate of Incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if D&B omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternate basis for omission upon which D&B relies.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


D&B
Decide with Confidence

December 31, 2010

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The Dun & Bradstreet Corporation (the "Company") received from Mr. John Chevedden a shareholder proposal (the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the proxy materials (the "2011 Proxy Materials") relating to the Company's 2011 Annual Meeting of Shareholders ("2011 Annual Meeting"). The full text of the Shareholder Proposal and related supporting statement submitted to the Company are attached hereto as Exhibit A.

The Shareholder Proposal requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year." As more fully discussed below, the Company's board of directors (the "Board of Directors") has determined to include in the 2011 Proxy Materials and recommend for approval by the Company's shareholders a binding proposal (the "Company Proposal") to amend the Company's restated certificate of incorporation, as amended (the "Charter"), which, if approved by the requisite vote of shareholders at the 2011 Annual Meeting, will eliminate the Company's classified board structure such that each director will stand for election for a one-year term at the Company's 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") and at each Annual Meeting of Shareholders thereafter. The Company's proposal, therefore, yields the same result as the Shareholder Proposal, except that it is immediately binding on the Company rather than being precatory in nature.



In light of the foregoing, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Company may exclude the Shareholder Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) under the Exchange Act because the Company Proposal substantially implements the Shareholder Proposal. Alternatively, we respectfully request that the Staff concur in our view that the Company may exclude the Shareholder Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal conflicts with the Company Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Mr. Chevedden.

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that a shareholder proponent is required to send to a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform Mr. Chevedden that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Background

Under the Charter, the Board of Directors is currently classified into three classes (Class I, Class II and Class III). One class of directors is elected at each Annual Meeting of Shareholders to hold office for a three-year term and until successors of such class have been elected and qualified. The Shareholder Proposal seeks the declassification of the Board of Directors and provides, in relevant part, as follows:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each


D&B

director subject to election each year and to complete this transition within one-year.

The Shareholder Proposal effectively requires the Company to take action such that all members of the Board of Directors will be elected to annual terms beginning within one year of the 2011 Annual Meeting.

On December 15, 2010, the Board of Directors determined to recommend to the Company's shareholders certain amendments to the Charter (the "Declassification Amendments"), which, if approved by the requisite vote of shareholders at the 2011 Annual Meeting, will (i) provide that the Class II directors whose terms are scheduled to expire at the 2011 Annual Meeting will stand for election for one-year terms expiring at the 2012 Annual Meeting and (ii) fully eliminate the Company's classified board structure as of the 2012 Annual Meeting, such that all directors will stand for election for one-year terms at that meeting and at each Annual Meeting of Shareholders thereafter.

I. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Shareholder Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. To be excluded under the rule, a shareholder proposal need not be implemented in full or precisely as presented by the proponent. Instead, the standard is one of substantial implementation. See Exchange Act Release No. 34-20091 (August 16, 1983).

The inclusion of the Company Proposal in the 2011 Proxy Materials will constitute the substantial implementation of the Shareholder Proposal, as such inclusion will constitute the taking of the steps necessary to reorganize the Board of Directors into one class, with each director subject to election each year, and the completion of this transition taking place within one year. If approved by the Company's shareholders, as required under the Delaware General Corporation Law, to which the Company is subject, the Declassification Amendments will implement the annual election of all directors at the 2012 Annual Meeting, which is expected to be held approximately one year after the 2011 Annual Meeting.



The Staff has on many occasions concurred that board action directing the submission of a declassification amendment for shareholder approval substantially implements a shareholder proposal for declassification and has permitted such shareholder proposal to be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(10) under the Exchange Act. See *AmerisourceBergen Corp.* (avail. Nov. 15, 2010) (addressing a proposal identical to the Shareholder Proposal at issue); *IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a shareholder proposal for declassification where the board directed the submission of a declassification amendment for shareholder approval). Moreover, the Staff consistently has concurred in the exclusion of shareholder proposals for declassification under Rule 14a-8(i)(10) even when the proposals requested annual elections of all directors within one year and the company instead proposed to phase in annual elections of directors over a longer period. See, e.g., *AmerisourceBergen Corp.* (avail. Nov. 15, 2010). In the present case, however, the Company does not intend to phase in the annual election of directors over a period of time longer than the one that Mr. Chevedden has requested; to the contrary, the Board of Directors and the Company intend to take action to implement precisely what Mr. Chevedden has requested, namely the reorganization of the Board of Directors into one class, with each director subject to election each year, and the completion of this transition within one year after the 2011 Annual Meeting.

Accordingly, the Company submits that it has "substantially implemented" the Shareholder Proposal within the meaning of Rule 14a-8(i)(10) under the Exchange Act to the fullest extent permitted by the Delaware General Corporation Law and the Charter, and that the Company properly may exclude the Shareholder Proposal from the 2011 Proxy Materials as permitted by Rule 14a-8(i)(10).

II. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with the Company Proposal To Be Submitted by the Company at the 2011 Annual Meeting.

As noted above, the Board of Directors has determined to recommend that shareholders approve the Declassification Amendments at the 2011 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its



proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has concurred with the exclusion under Rule 14a-8(i)(9) of shareholder proposals where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders. See, *e.g.*, *Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring in the exclusion of a shareholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz* (avail. Apr. 23, 2007) (concurring in the exclusion of a shareholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%).

The Shareholder Proposal requests that the Company "take the steps necessary to reorganize the Board of Directors into one class [and] complete this transition within one-year." The Company's proposed Declassification Amendments, if approved, will give effect to this request because they will provide for the annual election of all directors at the 2012 Annual Meeting, namely, within one year. In this regard, the two proposals are similar. However, unlike the Company Proposal, the Shareholder Proposal is precatory, not mandatory, and therefore acts as a mere request for the Company to take steps to eliminate the Company's classified board structure, without actually eliminating that structure. The inclusion of both proposals in the 2011 Proxy Materials would present the Company's shareholders with potentially confusing alternatives and would create the potential for inconsistent and ambiguous results if one proposal were approved and the other were not approved. Excluding the Shareholder Proposal from the 2011 Proxy Materials, however, will eliminate the possibility of any confusion and will be the most direct path toward eliminating the Company's classified board structure by the time of the 2012 Annual Meeting, which will ultimately satisfy Mr. Chevedden's request. Therefore, should the Staff not concur that the Shareholder Proposal is properly excludable under Rule 14a-8(i)(10), the Company respectfully submits that the Shareholder Proposal is properly excludable under Rule 14a-8(i)(9) because it conflicts with the Company Proposal.

* * * * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes


D&B

the Shareholder Proposal from the 2011 Proxy Materials. We will gladly provide you with any additional information and answer any questions that you may have with respect to this matter. If the Staff disagrees with our conclusion that the Shareholder Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter. If I can be of any further assistance, please do not hesitate to call me at (973) 921-5837.

Very truly yours,

Richard S. Mattessich
Vice President, Associate General Counsel &
Assistant Corporate Secretary

cc: Jeffrey S. Hurwitz
Senior Vice President, General Counsel
& Corporate Secretary
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Sara Mathew
Chairman of the Board
The Dun & Bradstreet Corporation (DNB)
103 JFK Pkwy
Short Hills NJ 07078

Dear Ms. Mathew,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 12, 2010
Date

cc: Jeffrey S. Hurwitz <hurwitzj@dnb.com>
Corporate Secretary
Phone: 973 921-5500
Fax: 866-560-7035
Kristin Kaldor <KaldorK@DNB.com>

[DNB: Rule 14a-8 Proposal, November 12, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

We gave 96%-support to the 2010 shareholder proposal calling for simple majority vote. Annual election of each director is another proposal topic that typically obtains wide shareholder support.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" for takeover defenses and "Moderate Concern" for executive pay. Our 2010 Chairman, Steven Alesio, was entitled to a potential payment of more than $21 million upon a voluntary termination and more than $38 million upon a termination following a change in control.

Michael Quinlan chaired our executive pay committee and had an independence deficiency with his 21-years long-tenure as a director. This was further compounded by Mr. Quinlan being allowed to serve as our Lead Director. It is also a sad irony that Mr. Quinlan is the senior member on the Committee that makes recommendations on updating and improving our corporate governance. Mr. Quinlan was also our highest negative vote-getter.

Belatedly our poison pill was not eliminated until 2010 and it should never return in any form.

Shareholders were also somewhat handcuffed without the opportunity to call a special meeting, to act by written consent, to use cumulative voting or to have a watchdog independent board chairman. One yes-vote from our 50 million shares was all it took to elect each of our directors. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***